CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents	Page(s)

Consolidated Balance Sheets at June 30, 2010 (Unaudited) and December 31, 2009	1

Consolidated Statements of Income for the Three and Six Months Ended June 30, 2010 and 2009 (Unaudited)	2

Consolidated Statement of Changes in Stockholders' Equity for the Six Months Ended June 30, 2010 (Unaudited)	3

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2010 and 2009 (Unaudited)	4

Notes to the Consolidated Financial Statements (Unaudited)	5 to 25

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets

Current assets
Cash	$109,943,132	$79,607,369
Restricted cash	75,249,948	37,498,169
Accounts receivable, net	5,025,711	4,808,184
Inventories	6,250,823	5,958,880
Prepaid expenses and other deposits	29,496,751	16,473,710
Other receivables	2,399,555	2,292,133

Total current assets	228,365,920	146,638,445

Non-current assets
Property, plant and equipment, net	55,566,275	22,338,210
Prepaid machinery deposits	-	13,973,966
Land use right, net	14,916,747	1,399,026

Total non-current assets	70,483,022	37,711,202

Total assets	$298,848,942	$184,349,647

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$4,841,302	$7,617,953
Notes payable	91,470,787	41,013,622
Term loans	39,003,745	33,982,715
Land use right payable	10,667,778	-
Income tax payable	4,107,617	3,817,304
Customers deposits	8,505,618	8,146,611
Accrued liabilities and other payables	3,732,111	2,728,585

Total current liabilities	162,328,958	97,306,790

Total liabilities	162,328,958	97,306,790

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value; 45,424,209 and 40,692,323 shares outstanding as of June 30, 2010 and December 31, 2009 respectively	70,370,023	45,261,630
Additional paid-in capital	6,930,944	6,930,944
Retained earnings	56,044,110	32,438,982
Accumulated other comprehensive income	3,174,907	2,411,301

Total stockholders' equity	136,519,984	87,042,857

Total liabilities and stockholders' equity	$298,848,942	$184,349,647

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	$64,040,727	$55,435,241	$125,862,079	$102,408,628

Cost of revenue	(44,911,879)	(38,500,417)	(88,068,703)	(71,773,082)

Gross Profit	19,128,848	16,934,824	37,793,376	30,635,546

Operating expenses:
General and administrative expenses	(1,531,098)	(801,383)	(3,507,208)	(1,654,792)
Selling and marketing expenses	(240,295)	(381,843)	(635,551)	(539,097)
Total operating expenses	(1,771,393)	(1,183,226)	(4,142,759)	(2,193,889)

Operating income	17,357,455	15,751,598	33,650,617	28,441,657

Other income and (expense):

Interest income	102,007	192,033	379,481	426,542
Interest expenses	(1,292,889)	(718,434)	(2,377,783)	(1,569,568)
Sundry income	91	64,694	84,998	152,450

Income before income taxes	16,166,664	15,289,891	31,737,313	27,451,081

Income tax expense	(4,089,356)	(3,871,225)	(8,132,185)	(6,897,115)

Net income	$12,077,308	$11,418,666	$23,605,128	$20,553,966

Earnings per share
- Basic	$0.28	$0.35	$0.56	$0.64

- Diluted	$0.26	$0.33	$0.51	$0.59

Weighted average common shares outstanding
- Basic	43,056,215	32,245,723	42,208,807	32,245,723

- Diluted	46,964,095	35,063,501	46,116,687	35,063,501

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
(IN US DOLLARS)

	Common Stock, with no Par Value		Additional	Accumulated Other
	Number of		Paid-in	Comprehensive	Retained	Total
	Shares	Amount	Capital	Income	Earnings	Equity

Balance, December 31, 2009	40,692,323	$45,261,630	$6,930,944	$2,411,301	$32,438,982	$87,042,857

Net income	-	-	-	-	23,605,128	23,605,128

Foreign currency translation gain	-	-	-	763,606	-	763,606

Shares issued for warrant conversion	1,428,115	7,140,575	-	-	-	7,140,575
Shares issued in private placement after net off offering fees of $863,676	3,303,771	17,967,819	-	-	-	17,967,819

Balance, June 30, 2010	45,424,209	$70,370,023	$6,930,944	$3,174,907	$56,044,110	$136,519,984

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Six Months Ended
	June 30,
	2010	2009
Cash flows from operating activities:

Net income	$23,605,128	$20,553,966

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,458,116	1,381,460
Amortization of land use right	105,997	15,368

Changes in assets and liabilities:
Accounts receivable, net	(217,527)	4,105,526
Inventories	(291,943)	122,540
Prepaid expenses and other deposits	(13,023,041)	1,107,069
Other receivables	(107,422)	(1,259,586)
Accounts payable	(2,776,651)	2,353,429
Income tax payable	290,313	1,681,227
Customers deposit	359,007	(9,902,587)
Accrued liabilities and other payables	1,003,526	(421,988)

Net cash provided by operating activities	10,405,503	19,736,424

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(34,444,321)	(4,503,489)
Payment of purchases of land use right	(2,849,943)	(28,521)
Changes in restricted cash	(37,751,779)	(18,636,063)
Changes in prepaid machinery deposits	13,973,966	-

Net cash used in investing activities	(61,072,077)	(23,168,073)

Cash flows from financing activities:
Repayment of term loans	(16,073,377)	(15,964,917)
Proceeds from term loans	21,094,407	18,592,531
Proceeds received from common stock issued and warrant conversion, net of offering costs of $863,676	25,108,393	1,955,386
Proceeds from notes payable	50,457,165	19,365,413
Dividends paid	-	(9,601,549)

Net cash provided by financing activities	80,586,588	14,346,864

Net increase in cash	29,920,014	10,915,215

Effect on change of exchange rates	415,749	20,490
Cash as of January 1	79,607,369	42,622,404

Cash as of June 30	$109,943,132	$53,558,109

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$2,377,783	$1,569,568
Income tax paid	$7,868,996	$5,213,632
Non-cash paid during the period for:
Acquisition of land use rights with issuance of promissory note	$10,667,778	$-

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

On November 30, 2009, the Board of Directors of Golden Green Enterprises Limited (“Golden Green”) authorized the Company's corporate name change to China Gerui Advanced Materials Group Limited ("the Company" or "China Gerui"), effective as of December 14, 2009.

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability Company, for the purpose of effectuating a reorganization and merger with Wealth Rainbow Development Limited (“Wealth Rainbow”) and Henan Green Complex Materials Co., Ltd (“Henan Green”) as discussed in Note 2.

China Gerui's holdings are comprised of Wealth Rainbow, also a holding company and Henan Green, an operating company and a leading China-based specialty precision cold-rolled steel producer.  Through its investment in these entities, the Company manufactures and sells specialty, high-end, high precision, ultra thin, high strength, cold-rolled, narrow strip steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise, and are extensively used in the manufacturing industry throughout mainland China. The Company's products are not standardized commodity products, but are tailored to customers' requirements and then incorporated into products they and end-users make for various applications. The Company sells its products to its customers in the People's Republic of China (PRC) in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.

Wealth Rainbow was formed on March 1, 2007 by Lu Mingwang's family as the Company. On October 21, 2008, Wealth Rainbow acquired 100% of the outstanding shares of Henan Green pursuant to a stock transfer agreement. Subsequent to the stock transfer, Wealth Rainbow became the sole shareholder of Henan Green. The change of ownership was approved by the Chinese Government on October 21, 2008. The principal activity of Wealth Rainbow is to hold its interest in Henan Green.

On June 12, 2010, the Company's directors approved a resolution to increase the registered capital of the operating entity, Henan Green, in amount of RMB138,000,000 ($20,349,780). Henan Green received the full amount in July 2010.

The consolidated financial statements include the financial statements of China Gerui and its subsidiaries (together referred to as the "Group"). The Company owns 100% equity interests directly and indirectly, in two subsidiaries, namely Wealth Rainbow and Henan Green. The organization chart of the Group is as follows:

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	REORGANIZATION AND ACQUISITION OF NON-CONTROLLING INTEREST

On October 21, 2008, Wealth Rainbow acquired the non-controlling interest in Henan Green for $4,310,087 with the issuance of a promissory note to the minority stockholders. This amount represented the fair value of Henan Green as determined by an independent valuation which was performed during August 2008. On the effective acquisition date, October 21, 2008, the fair value of Henan Green exceeded the agreed purchase price by $785,917. Such amount has been recorded as a contribution of capital by Henan Green during 2008.

The net assets of Henan Green were recorded by Wealth Rainbow at historical cost to the extent of the common control group’s 55.02% ownership of Henan Green. The remaining 44.98% of Henan Green shares acquired were accounted for as a purchase (fair value) of the non-controlling interest.

The common control group comprised of three direct relatives of the Lu's family which held approximately 55.02% of the shares of Henan Green on the date it was acquired by Wealth Rainbow. Wealth Rainbow was wholly owned by another direct relative of the Lu's family. Under the common control reporting rules, the control group’s 55.02% interest of Henan Green that was acquired by Wealth Rainbow constitutes an exchange of equity interests between entities under the common control.

Subsequent to the Henan Green acquisition, Wealth Rainbow entered into a reorganization and capitalization agreement with the Company during November 2008 in which all of the shares of Wealth Rainbow were exchanged with shares of the Company. As a result of these transactions, Wealth Rainbow and Henan Green became wholly owned subsidiaries of the Company. These transactions have been accounted for as a reorganization under common control with the purchase of a minority interest. On September 9, 2009, the Company has fully settled the amount of $4,310,087 which was recorded as amount due to former minority shareholders.

The consolidated financial statements of the Company have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the reorganization had occurred as of the beginning of the earliest period presented.

During March 2009, the Company amended its memorandum of association by increasing its authorized number of ordinary shares from 50,000 with a $1 par value to 100,000,000 with no par value.  Simultaneously with the amendment, the Company effected a stock split by an additional 29,999,900 shares to the current shareholders.  Accordingly, immediately after the amendment and prior to the merger with China Opportunity Acquisition Corp. (“COAC”), the Company had 30,000,000 ordinary shares outstanding. On March 17, 2009, the Company consummated a merger with COAC.

In connection with the merger, the Company issued 2,245,723 shares of its ordinary shares in exchange for all the outstanding shares of COAC. The Company also granted, in connection with the merger, 17,266,667 of warrants in exchange for all the outstanding warrants of COAC. The Company is deemed to be the surviving entity and registered its shares pursuant to a registration statement filed with the U.S. Securities and Exchange Commission.  Accordingly, after the merger, the former shareholders of COAC own approximately 6.5% of the Company’s ordinary shares. As of June 30, there were 1,504,715 warrants exercised.

On June 4, 2010, the Company completed a private placement in which the Company sold to certain investors 3,303,771 ordinary shares at a price per share of $5.70, for an aggregate purchase price of $18,831,495, pursuant to a securities purchase agreement dated the same date. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information and with the rules and regulations of the Securities and Exchange Commission and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. These unaudited consolidated financial statements should be read in conjunction with the financial statements of the Group for the year ended December 31, 2009 which was filed of Form 20-F on May 4, 2010.  Interim results are not necessarily indicative of the results for the full year.

The unaudited consolidated financial statements include all accounts of the Company and its wholly-owned subsidiaries.  All material inter-company balances and transactions have been eliminated.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”).  All existing accounting standards are superseded.  All other accounting guidance not included in the Codification will be considered non-authoritative.  The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification.  Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts.  Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The adoption of ASC 105 does not have an impact on the Group's financial statements.

(b)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period. The period-end rates for June 30, 2010 and December 31, 2009 of Renminbi to one US dollar were 6.7814 and 6.827 respectively; average rates for the six months ended June 30, 2010 and 2009 were 6.8189 and 6.8322 respectively. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholder's equity section of the balance sheet. As of June 30, 2010 and December 31, 2009, the accumulated foreign currency translation gain was $3,174,907 and $2,411,301 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

The period-end rates for June 30, 2010 and December 31, 2009 of Hong Kong dollar to one US dollar were 7.7866 and 7.7543 respectively; average rates for the six months ended June 30, 2010 and 2009 were 7.7726 and 7.7520 respectively.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(c)	Cash

Cash represents cash in banks and cash on hand.

The Group considers all highly liquid investments with original maturities of three months or less to be cash. The Group maintains bank accounts in the PRC.

(d)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts sales returns and trade discounts.  The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable.  Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.  The Group has historically been able to collect all of its receivable balances, and accordingly, 2% allowance has been provided for doubtful accounts.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure to its customers.

(e)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of flat rolled steel. Cost is determined using the weighted average cost method.  In the case of work in process and finished goods, such costs comprise of direct materials, direct labor and an appropriate proportion of overheads.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and betterments are capitalized.  Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed. Government subsidies received reduce the cost of construction.

The estimated useful lives of the assets are as follows:

Estimated Life
Land use right	43 - 50
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(g)	Land use right

Land use right is recorded at cost less accumulated amortization. Under ASC 350, “Intangible, Goodwill and Other", land use right classified as definite lived intangible assets and are amortized over its useful life.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the lease term of 43 to 50 years.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(h)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized as at June 30, 2010 and December 31, 2009.

(i)	Fair value measurements

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on the consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market. The management does not expect the adoption of this ASU to have a material effect on the consolidated financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(i)	Fair value measurements (…/Cont’d)

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "ASU 2010-06" "Fair Value Measurements and Disclosures". The new guidance clarifies two existing disclosure requirements and requires two new disclosures as follows: (1) a "gross" presentation of activities (purchases, sales, and settlements) within the Level 3 rollforward reconciliation, which will replace the "net" presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements. This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods thereafter. The Company adopted the amended fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 rollforward information, which the Company is not required to adopt until January 1, 2011.

(j)	Revenue recognition

The Group generates revenue primarily from sales of steel mill flat-rolled products.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectability is reasonably assured.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid.

(k)	Income taxes

The Group accounts for income taxes under ASC 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Group adopted ASC 740, "Income Taxes", which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(l)	Other comprehensive income

The Group has adopted ASC 220 "Comprehensive Income".  This statement establishes rules for the reporting of other comprehensive income and its components.  Other comprehensive income consists of net income and foreign currency translation adjustments.

Other comprehensive income consists of the following for the periods ended June 30, 2010 and 2009:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009

Net income attributable to common stock	$12,077,308	$11,418,666	$23,605,128	$20,553,966
Other comprehensive income - Foreign currency translation adjustments	748,678	10,279	763,606	(22,111)
Total other comprehensive income	$12,825,986	$11,428,945	$24,368,734	$20,531,855

(m)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the year, the Group has not recognized a liability for product liability claims.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(n)	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of our common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury method. As of June 30, 2010, the Company had a total of 15,905,952 warrants outstanding which includes 144,000 warrants granted to the underwriter which are not allowed to be exercised on or after September 15, 2010 but before August 8, 2015.

The following table sets forth the computation of basic and diluted net income per common share:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009

Net income	$12,077,308	$11,418,666	$23,605,128	$20,553,966

Weighted average outstanding shares of common stock	43,056,215	32,245,723	42,208,807	32,245,723
Dilutive effect of Warrants	3,606,526	2,677,778	3,606,526	2,677,778
Dilutive effect of Unit Purchase Option granted to underwriters	301,354	140,000	301,354	140,000

Diluted weighted average outstanding shares	46,964,095	35,063,501	46,116,687	35,063,501

Earnings per common stock:
Basic	$0.28	$0.35	$0.56	$0.64
Diluted	$0.26	$0.33	$0.51	$0.59

(o)	Segment information

ASC 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

4.	CASH

Cash represents cash in bank and cash on hand. Cash as of June 30, 2010 and December 31, 2009 consists of the following:

	June 30, 2010	December 31, 2009

Bank balances and cash	$185,193,080	$117,105,538

Less: Restricted cash	(75,249,948)	(37,498,169)
	$109,943,132	$79,607,369

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

As at June 30, 2010 and December 31, 2009, the Group's cash of amounting to $75,249,948 and $37,498,169, respectively, were restricted and deposited in certain banks as guarantee deposits for the benefit of issuance of notes payable granted by the banks.

The restricted cash guaranteed $91,470,787 and $41,013,622 of notes payable as of June 30, 2010 and December 31, 2009 respectively. It can only be released at the expiration date of corresponding notes payable.

5.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of June 30, 2010 and December 31, 2009, the provision on accumulated allowance for doubtful accounts was $31,658 and $31,446 respectively.

6.	INVENTORIES

Inventories as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Raw materials	$3,379,538	$2,152,547
Work-in-process	1,075,945	1,345,715
Finished goods	1,795,340	2,460,618
	$6,250,823	$5,958,880

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

7.	PREPAID EXPENSES AND OTHER DEPOSITS

Prepaid expenses and other deposits as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Prepaid purchases	$29,352,920	$16,411,723
Prepaid general expenses	143,831	61,987
	$29,496,751	$16,473,710

Prepaid purchases represent amounts prepaid for the purchases of raw materials and accessories to suppliers.

8.	OTHER RECEIVABLES

Other receivables as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Advances to staff	$36,409	$265,402
Others	2,363,146	2,026,731
	$2,399,555	$2,292,133

Other receivables represent advances to staff and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms.

Included in other receivables is $1,785,875 of funds held by unrelated third parties to provide a standby guarantee for Henan Green to obtain additional bank loans. There was no agreement signed with the third parties and no interest income was received.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Buildings	$7,665,538	$4,996,924
Leasehold land improvement	20,306	20,170
Plant machinery and equipment	27,269,152	23,518,194
Vehicles	2,468,499	2,306,841
Office equipment	172,344	148,652
Construction in progress	33,058,565	4,977,442
	70,654,404	35,968,223
Less: Accumulated depreciation	(15,088,129)	(13,630,013)
	$55,566,275	$22,338,210

Depreciation expense for the six months ended June 30, 2010 and 2009 was $1,458,116 and $1,381,460 respectively.

Construction in progress consists of the construction of a plant and production lines on 300 acres of land. The total construction in progress as at June 30, 2010 and December 31, 2009 was $33,058,565 and $4,977,442 respectively.

		Estimated cost
	Balance at	to complete as of	Estimated time
	June 30, 2010	June 30, 2010	to complete

Production lines	$30,916,149	$26,543,962	November 2010
Plant	2,142,416	659,365	July 2010
	$33,058,565	$27,203,327

No depreciation has been provided for construction in progress.

10.	PREPAID MACHINERY DEPOSITS

Prepaid machinery deposits as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Prepaid machinery deposits	$-	$13,973,966

Prepaid machinery deposit represents part of cost of machinery prepaid before delivery. The Group paid deposits for the acquisition of equipment and machinery which will be used for the expansion of production, which, according to the Company's capacity expansion planning, will double its existing production capacity of 250,000 metric tons to 500,000 metric tons by the end of 2011. As of June 30, 2010, the total prepaid machinery deposits amounted $29,575,658 were transferred to construction in progress of fixed assets.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

11.	LAND USE RIGHT

Land use right as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Land use right, net	$13,125,082	$1,399,026
Prepaid expenses on land use right	1,791,665	-
	$14,916,747	$1,399,026

Land use right represents the value of land approved to the Company for industrial production purpose by the local government in Zhengzhou, People's Republic of China.  The right will expire between June 30, 2053 to June 30, 2054 for the land with 58.6 acres (351.61 Chinese mu) and 50 acres (300 Chinese mu) respectively.  Land use right payable for the 58.6 acres as of June 30, 2010 was $10,667,778.

Buildings of staff accommodation and the R & D center are located on the land with 50 acres (300 Chinese mu).  Payment of the land use right for the 50 acres was fully settled in 2009.

The Company had obtained the approval to acquire the land use right of 58.6 acres (351.61 Chinese mu) in February 2010. Although there is no payment schedule to settle the outstanding amount of $10,667,778 until the Company receives notification from the local government, the Company expects to fully settle the afore-mentioned outstanding amount within 12 months. Use of the land is planned for the Company's afore-mentioned expansion capacity throughout 2011.

The Company’s related party, Zhengzhou No. 2 Iron and Steel company Limited ("Zhengzhou") owns a land use right with total 24.94 acres (151.4 Chinese mu), the Company currently leases a part of the land use rights for 6.69 acres (40.60 Chinese mu) from Zhengzhou which was the former owner of Henan Green. The Company's existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, the Company has started the process of transferring the title of the land use right to the extent 24.94 acres (151.4 Chinese mu) from Zhengzhou. To facilitate Zhengzhou's negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, the Company prepaid as of June 30, 2010 $1,791,665 to Zhengzhou. Final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

Land use right is amortized using the straight-line method over the lease term of 43 to 50 years.  The amortization expense for the six months ended June 30, 2010 and 2009 were $105,997and $15,368 respectively. The total future amortization is as follows:

June 30,
2011	$304,102
2012	304,102
2013	304,102
2014	304,102
2015	304,102
Over 5 years	11,604,572
$13,125,082

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

12.	NOTES PAYABLE

Notes payable as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Classified by financial institutions:
China Citic Bank	$19,170,083	$7,470,338
Commercial Bank of Zhengzhou	8,405,344	6,957,668
Minsheng Bank of China	6,458,843	6,152,043
Guangdong Development Bank	10,322,352	2,343,636
Shanghai Pudong Development Bank	11,796,975	13,402,666
Shanghai Pudong Development Bank	-	1,904,204
China Merchants Bank	9,511,311	2,783,067
China Everbright Bank	14,008,907	-
Bank of Communications	2,949,243	-
Bank of Luoyang	6,635,797	-
Bank of Xuchang	2,211,932	-
	$91,470,787	$41,013,622

Additional information:
Maximum balance outstanding during the period/year	$95,747,190	$48,879,449
Finance cost	$1,228,196	$941,644
Finance charge per contract	0.050%	0.050%
Weighted average interest rate	1.38%	2.41%

All the above notes payable are secured by either 50% or 100% corresponding restricted cash.  As at June 30, 2010 and December 31, 2009, the Group's cash of $75,249,948 and $37,498,169 respectively were restricted for such purpose. All the notes payable have terms of six months. Commercial Bank of Zhengzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that they should be notified for any transaction which is over 10% of Henan Green’s net assets. The Company was not in compliance with its financial covenants at the balance sheet date and it subsequently received waivers from the two banks.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

13.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009

Classified by financial institutions:
China Citic Bank	$1,474,622	$3,661,930
China Merchants Bank	8,847,730	4,394,317
Commercial Bank of Zhengzhou	7,373,109	7,323,861
Guangdong Development Bank	-	2,929,544
Minsheng Bank of China Branch	3,686,554	2,783,067
Shanghai Pudong Development Bank	5,898,488	5,859,089
Zhengzhou City Rural Credit Cooperative	1,400,891	1,171,818
Bank of Communications	1,474,621	1,464,772
Bank of Luoyang	4,423,865	4,394,317
Bank of Xuchang	4,423,865	-
	$39,003,745	$33,982,715

Additional information:
Maximum balance outstanding during the period/year	$40,478,367	$37,791,123
Interest paid during the period/year	$1,138,787	$2,266,504
Range of interest rate	0.425-0.840%	0.531 - 0.965%
Weighted average interest rate	2.19%	3.46%

All of the above terms loans are fixed term loans with a period of 12 months or less. Commercial Bank of Zhengzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that any transaction which is over 10% of Henan Green’s net assets they must be approved by the Bank.  For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's fixed assets, including its machinery and land use right, or guaranteed and secured by a related party, Zhengzhou No.2 Iron and Steel Company Limited's land and plant properties, or guaranteed by Henan Green’s former owners or other third parties.

14.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of June 30, 2010 and December 31, 2009 consist of the following:

	June 30, 2010	December 31, 2009

Accrued expenses	$2,179,936	$1,713,874
Other payables	476,064	499,046
Other tax payables	1,076,111	515,665
	$3,732,111	$2,728,585

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY

(a)	Capital

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability company. Authorized common stock of the Company included 50,000 ordinary shares with a $1.00 par value. Prior to the stock split described below, the Company had 100 shares outstanding. During March 2009, the Company amended its memorandum of association by effecting a stock split resulting in the issuance of 29,999,999 shares and increasing the total authorized shares from 50,000 to 100,000,000. Accordingly, immediately after this amendment of its memorandum of association, the Company had 30,000,000 shares outstanding.

In connection with the merger of COAC, on March 17, 2009, the Company issued 2,245,723 ordinary shares.

In connection with the merger between the Company and COAC, the Company is the surviving entity, up to 17,866,667 ordinary shares of the Company has been reserved for issuance upon exercise of the warrants to subscribe for ordinary shares of the Company at $5.00 per share. Also, there is one unit purchase option to purchase 600,000 units, each at $6.60 consisting of one share of common stock and two warrants.

During November 2009, 76,600 warrants were exercised, for which the Company received proceeds of $383,000.

During the period of January to June, 2010, 1,428,115 warrants were exercised, for which the Company received proceeds of $7,140,575.

The Company and the Original Shareholders including Oasis Green Investment Limited, Plumpton Group Limited and Honest Joy Limited entered into an agreement dated September 15, 2009, pursuant to which, the Company agreed to issue to the Original Shareholders an aggregate of 2,850,000 ordinary shares within ten days of entering into the agreement. The 2,850,000 shares are to be divided among the Original Shareholders in the same proportion to the amounts of the Earn-Out Shares that they would have received under the terms of the Earn-Out in the Merger Agreement. In consideration of the issuance of the ordinary shares, the Company and the Original Shareholders agreed to a mutual release of all claims relating to the merger, the redemptions, and the Earn-Out Shares. The issuance of such Earn-out shares was recorded as a dividend since the merger was deemed to be a recapitalization.

On November 9, 2009, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC (the “Underwriter Representative”) to sell in a public offering 4,800,000 ordinary shares, no par value (“Ordinary Shares”), of the Company at a price of $5.00 per share for aggregate proceeds of $24,000,000. The Company netted proceeds amounting to $21,085,944 after commissions, fees and other expenses amounting to $2,914,056.

In addition, the Company has granted the underwriters an option to purchase up to 720,000 additional Ordinary Shares to cover over-allotments and the option was exercised in full during December 2009. The gross proceeds for the over allotment were $3,600,000 which yielded $3,312,000 additional proceeds to the Company after deducting the underwriter commissions, discounts and other fees amounting $288,000.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY

(a)	Capital (…/Cont’d)

On June 4, 2010, the Company completed a private placement in which the Company sold to certain investors 3,303,771 ordinary shares at a price per share of $5.70, for an aggregate purchase price of $18,831,495, pursuant to a securities purchase agreement dated the same date. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder. The Company netted proceeds amounting to $17,967,819, offering fees and other fees amounted to $863,676.

As disclosed in the Form 6-K, the Company also has granted the Underwriter Representative (and its designees) a warrant (the “Underwriter Representative Warrant”) for the purchase of an aggregate of 144,000 Ordinary Shares (the “Warrant Shares”) for an aggregate purchase price of $100.00.  The Underwriter Representative Warrant may be exercised in full or part to purchase Warrant Shares at an initial exercise price of $6.00 per share.  The Underwriter Representative Warrant is exercisable for five years beginning on August 9, 2010. The fair value of warrants amounts to approximately $319,133 which is calculated by using Black Scholes Option Calculator. Such amount has been recorded through the equity accounts having to impact on stockholders' equity. The fair value of each of warrant was estimated using the following assumptions:

	June 30, 2010	December 31, 2009
Expected volatility	52.00%	150.00%
Expected dividends	-	-
Expected term (in years)	5	5
Risk free rate	1.79%	2.69%

A summary of all warrants outstanding as of June 30, 2010, and changed during the year then ended is presented below:

	Warrants	Exercise Price	Terms

Outstanding as of December 31, 2009	17,334,067		1 year
Exercised	(1,428,115)	5.00	-
Outstanding as of June 30, 2010	15,905,952		1 year

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY (…/Cont’d)

(b)	Retained Earnings

Retained earnings as of June 30, 2010 and December 31, 2009 consist of the following

	June 30, 2010	December 31, 2009

Retained earnings	$54,461,208	$30,856,080
Statutory surplus reserves	1,582,902	1,582,902
	$56,044,110	$32,438,982

In accordance with PRC Company Law, the Group is required to allocate at least 10% profit to the statutory surplus reserve. Appropriation to the statutory surplus reserve by the Group is based on profit arrived under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory surplus reserve. Appropriation to the statutory surplus reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory surplus reserve reaches 50% of the stockholder's equity. This statutory surplus reserve is not distributable in the form of cash dividends.

As the statutory surplus reserve has reached 50% of the stockholder's equity in 2005, the Group ceased to allocate.

16.	INCOME TAXES

All of the Company's income is generated in the PRC.

	For the Three Months Ended		For the Six Months
	June 30,		Ended June 30,
	2010	2009	2010	2009

Current income tax expense	$4,089,356	$3,871,225	$8,132,185	$6,897,115

The Group's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

16.	INCOME TAXES (…/Cont'd)

A reconciliation of the expected income tax expense to the actual income tax expense for the periods ended June 30, 2010 and 2009 are as follows:

	For the Three Months Ended		For the Six Months
	June 30,		Ended June 30,
	2010	2009	2010	2009

Income before tax	$16,166,664	$15,289,891	$31,737,313	$27,451,081

Expected PRC income tax expense at statutory tax rate of 25%	4,041,666	3,822,472	7,934,328	6,862,770
Income not subject to tax	-	-	43,995	-
Effect on exchange rate	47,690	48,753	153,862	34,345
Actual income tax expense	$4,089,356	$3,871,225	$8,132,185	$6,897,115

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is immaterial. The Group has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

17.	SUNDRY INCOME

Sundry income for the six months ended June 30, 2010 and 2009 consists of the following:

	For the Six Months
	Ended June 30,
	2010	2009

Local government subsidies	$43,995	$87,819
Others	41,003	64,631
	$84,998	$152,450

During the six months ended June 30, 2010 and 2009, the Group received special one time subsidies from local government of Zhengzhou, China amounting to $43,995 and $87,819 for its advance technology in manufacturing precision steel mill flat-rolled products. The subsidy is not a continuing nature, it depends on the local government's policy announced within a valid period.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

18.	RELATED PARTY TRANSACTIONS

In 2004, the Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with Zhengzhou No.2 Iron and Steel Company Limited ("Zhengzhou"), the former owner of Henan Green, from January 1, 2005 to December 31, 2027. Rental paid to Zhengzhou No.2 Iron and Steel Company Limited for the six months ended June 30, 2010 and 2009 was $4,912 and $4,457 respectively.

The Company’s related party, Zhengzhou owns a land use right with total 24.94 acres (151.4 Chinese mu), the Company currently leases a part of the land use right for 6.69 acres (40.60 Chinese mu) from Zhengzhou. The Company's existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, the Company has started the process of title transfer of the extent land use right to 24.94 acres (151.4 Chinese mu) from Zhengzhou. To facilitate Zhengzhou's negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, the Company prepaid as of June 30, 2010 $1,791,665 to Zhengzhou. Final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

19.	SIGNIFICANT CONCENTRATIONS

Our credit risk is somewhat limited due to a relatively large customer base and  its dispersion across geographic areas of the PRC. During the six months ended June 30, 2010 and 2009, the Company had no customer which accounted for 10% or more of total revenue. As of June 30, 2010, the Company had two customers which accounted for approximately 65% and 10%, respectively of total accounts receivable. As of December 31, 2009, the Company had two customers which accounted for approximately 66% and 11%, respectively of total accounts receivable.

All of the Group's suppliers are located in the PRC. During the period ended June 30, 2010, the Company had four suppliers which each accounted for approximately 30%, 18%, 13% and 12% of total purchases, respectively. During the six months ended June 30, 2009, the Company had four suppliers which each accounted for approximately 24%, 22%, 16% and 13% of total purchases, respectively. As of June 30, 2010, the Company had three suppliers which accounted for approximately 32%, 24% and 10%, respectively of total accounts payable. As of December 31, 2009, the Company had three suppliers which accounted for approximately 37%, 33% and 15%, respectively of total accounts payable.

20.	FOREIGN OPERATIONS

Operations

All of the Group’s operations are carried out and all of its assets are located in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. The Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency fluctuation and remittances and methods of taxation, among other things.

Dividends and reserves

Under laws of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following: (i) cumulative prior years' losses, if any; (ii) allocations to the "Statutory Surplus Reserve" of at least 10% of net income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the equity of the Company’s subsidiary, Henan Green; (iii) allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to Henan Green's "Statutory Common Welfare Fund", which is established for the purpose of providing employee facilities and other collective benefits to employees in China; and (iv) allocations to any discretionary surplus reserve, if approved by equity stockholders.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

21.	OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases was $19,577 (RMB133,495) and $19,093 (RMB130,450) for the six months ended June 30, 2010 and 2009 respectively. The total future minimum lease payments under non-cancellable operating leases with respect to premises as of June 30, 2010 are payable as follows:

June 30,	Leasehold	Reservoir rental	Total
2011	$10,372	$14,746	$25,118
2012	11,410	14,746	26,156
2013	12,551	14,746	27,297
2014	13,806	14,746	28,552
2015	15,186	14,746	29,932
Over five years	382,187	44,239	426,426
	$445,512	$117,969	$563,481

Land use right is granted by Zhengzhou No.2 Iron and Steel Company Limited, who sub-lets a part of its land with 6.69 acres (40.60 Chinese mu) to Henan Green for use. The rental period is from January 1, 2005 to December 31, 2027. Annual rental paid for the land use right is $8,781 (RMB 60,900) for the period of January 1, 2005 to December 31, 2009. The rental payment will increase by 10% annually from 2010 onwards. Such related party commitments are included in the above table.

22.	COMMITMENTS

The Group had the following capital commitments at of June 30, 2010:

Contracted, but not provided for:-
Acquisition of machinery and equipment	$17,333,197

According to the purchase contracts, the Company should pay 50% deposit within 10 days after the purchase contracts are signed, all the machinery and equipment are estimated to be delivered and completed installation in 2010. The Group estimates those machinery and equipment will be used for production in the last quarter of 2010.